Exhibit 99.31

Suite 1326 – 885 West Georgia Street
Box 1041 - HSBC Building
Vancouver, B.C., V6C 3E8
Tel: (604) 685-9463
Fax: (604) 685-9441
www.westernwindenergy.com

November 15, 2011

TO THE SHAREHOLDERS OF

WESTERN WIND ENERGY CORP.

We would like to update our shareholders on recent events that may have a negative effect on the value of the Western Wind Energy’s share price and influence future decisions and actions of Western Wind Energy shareholders going forward.

On November 9, 2011 Western Wind Energy received a letter from a proxy solicitation agent requiring that we release to them, a list of the Western Wind Energy shareholders. While the reason they have requested the list is not known, such firms often represent companies that may seek to take control of management of a company by way of a proxy contest or other means. The possibility of a looming proxy contest has resulted in the Western Wind Energy sending you this letter, setting out some of the consequences surrounding a proxy battle and potential negative impact to the Western Wind Energy shareholders.

A proxy battle is different from a takeover bid. In a takeover bid, the bid is either successful and all shareholders walk away with compensation in exchange for their shareholdings or the bid is not successful because the shareholders declined the bid.

In a proxy battle, a small group of shareholders (the “Dissidents”) claiming to have the best interest of the shareholders in mind, look to nominating an alternate slate of directors. The Dissidents, do not offer any compensation to the shareholders. Instead, the Dissidents often propose that if their alternate slate is elected, they will bring a greater value to a Company’s shareholders. This is rarely the case.

Western Wind Energy’s management is confident and proud to say that there is not another alternate management team or board group that can offer any material performance improvement over the current management and board of Western Wind Energy. Much of the heavy lifting needed to make Western Wind Energy a long-term success – the present construction of 160 megawatts in clean energy capacity to be sold under long-term sales contracts at very favourable rates – has already happened under current Management. In the near future, Western Wind Energy will begin to reap the benefits of these efforts.

And the market believes in us. Western Wind Energy has seen its share price increase by over 400% since March 2009. This growth has happened against a backdrop of uncertain and volatile equity markets - and in particular, in the pure renewable energy space, which has seen almost all public companies, both big and small, experience significant declines in their share prices.

Western Wind Energy is currently being led by a dedicated and successful management team. The management team is supported by an entrepreneurial and growth minded board of directors. The Board operates with Corporate Governance, Compensation, Audit and Corporate Disclosure committees. The majority of the Board is independent.

The head office of Western Wind Energy is an extremely lean operation with only nine employees (we believe our renewable energy peers have significantly larger head office staff often up to 40 employees for the same megawatts). Management comprises individuals who have been in the wind energy industry since the industry’s inception back in 1980. The knowledge and expertise of the entire staff (which includes five chartered accountants and two lawyers) is further accentuated by what we believe to be excellent market intelligence through the relationships and contacts developed throughout the industry.

Western Wind Energy prizes itself with running a fastidious and efficient operation where a small staff is motivated by their passion of renewable energy and are rewarded by bonuses, based upon success, that constitute a small percentage of the net present value of projects that are added to the Company.

In essence, we believe that a dissident group would be hard pressed to bring in a better board or management team as the market indicates none exist. We also believe that any proxy contest has the potential to plunge the Western Wind Energy into seas of uncertainty and affect its share price and management’s time is diverted to deal with the dissidents and away from advancing Western Wind’s business plan. We believe a dissident group would be hard-pressed to re-create the unique high growth track record of current management.

It is the goal of management to continually grow the assets of the Company at a rate that is consistent with our proven track record and humble beginnings of less than $1 million in assets in 2000 to over $340 million in assets in 2011. With our projects coming on-line this year, we expect to see significant revenues from those projects in 2012 and the hard work of Management coming to fruition for the benefit of the Company and the shareholders.

Suite 1326 – 885 West Georgia St, Box 1041 - HSBC Building, Vancouver, B.C., V6C 3E8
Tel: (604) 685-9463 Fax: (604) 685-9441
www.westernwindenergy.com

The Management and Board of Western Wind Energy hereby advises all shareholders to carefully consider the statements of any dissident group or their agents and think about whether the statements of these dissidents are truly accurate, given the success achieved already, by Western Wind Energy and the future success, that only the current team can achieve.

If you have any questions or would like to discuss anything further, please feel free to contact me at (604) 685-9463.

Yours very truly,

ON BEHALF OF THE BOARD

“signed”

JEFFREY CIACHURSKI
Chief Executive Officer

JC/hc

Suite 1326 – 885 West Georgia St, Box 1041 - HSBC Building, Vancouver, B.C., V6C 3E8
Tel: (604) 685-9463 Fax: (604) 685-9441
www.westernwindenergy.com